UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

OPENTABLE, INC.

(Name of Subject Company)

OPENTABLE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A104

(CUSIP Number of Class of Securities)

Matthew J. Roberts

President and Chief Executive Officer

OpenTable, Inc.

One Montgomery Street, 7th Floor

San Francisco, California 94104

(415) 344-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen

Latham & Watkins LLP

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☐                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of OpenTable, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on June 25, 2014 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Rhombus, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of The Priceline Group Inc., a Delaware corporation (“Parent”), to purchase all of the outstanding shares of Common Stock (collectively, the “Shares”), at a purchase price of $103.00 per Share, net to the seller thereof in cash, without interest (the “Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 25, 2014 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal”, which together with the Offer to Purchase, constitute the “Offer”).  The Offer is described in a Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Parent and Acquisition Sub with the SEC on June 25, 2014. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9 and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Item 8.         Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end of the penultimate paragraph of the section entitled “Additional Information—Regulatory Approvals”:

“On July 7, 2014, the Company was informed that the FTC has granted early termination of the waiting period under the HSR Act. As a result, the applicable condition to the Offer with respect to the HSR Act has been satisfied.  On July 8, 2014, the Company and Parent issued a joint press release announcing the early termination of the waiting period under the HSR Act, a copy of which is filed as Exhibit (a)(14) hereto and is incorporated herein by reference.”

Item 9.         Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit Number	Description
(a)(14)	Press release issued by the Company and Parent on July 8, 2014 (incorporated by reference to Exhibit (a)(5)(x) to Amendment No. 3 to the Schedule TO filed with the SEC on July 8, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OpenTable, Inc.

	By:	/s/ John Orta
Name: John Orta
Title: Senior Vice President and General Counsel

Dated: July 8, 2014